Via EDGAR

FAT Brands Inc.

9720 Wilshire Blvd., Suite 500

Beverly Hills, CA 90212

September 27, 2017

Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:		FAT Brands Inc. (the “Company”) – CIK No. 0001705012
	●	Offering Statement on Form 1-A, filed September 6, 2017
	●	Offering Statement on Form 1-A/A, filed September 26, 2017

Dear Mr. Dobbie:

This letter responds to your correspondence dated September 15, 2017, providing comments to the above-referenced Offering Statement on Form 1-A, filed on September 6, 2017 by the Company (the “Prior Filing”).

For convenience, this letter sets forth the Staff’s comments to the Prior Filing. The Company filed yesterday via EDGAR an amendment to its Offering Statement on Form 1-A (the “New Filing”). We will separately provide you with a courtesy copy of the New Fling that is redlined to show changes from the Prior Filing.

General

1.	Please provide the information required by Rule 255(a) of Regulation A in your solicitation of interest materials on your website.

Response: Our website has been updated to provide the information required by Rule 255(a).

2.	Your disclosure regarding the significant tax benefits in your solicitation of interest materials on your website appears to be inconsistent with the disclosure regarding your tax sharing agreement in your offering circular. Please revise for consistency or advise. In this regard, we note your disclosure on page 9 of your offering circular that you will pay to FCCG the amount that your tax liability would have been had you filed a separate return and not been consolidated with FCCG.

Response: The materials on our website have been updated to be consistent with the disclosure in the offering circular.

Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

September 27, 2017

Offering Circular Summary, page 1

Our Company, page 1

3.	We note your revised disclosure on page 4 that you have entered into a letter of intent to acquire an additional restaurant concept with approximately 60 franchised stores and are in discussions to acquire another restaurant concept with approximately 50 stores. Please provide an estimate, if possible, of the costs associated with such acquisitions as well as the source of the necessary funds.

Response: The disclosure on pages 4 and 76 has been revised to provide additional responsive information.

Use of Proceeds, page 37

4.	We note your disclosure on page 37 that if you obtain less than the maximum amount in this offering, “the repayment of Related Party Debt will be reduced accordingly, and FCCG intends to repay the balance of indebtedness and fund the purchase of Homestyle Dining LLC from other sources.” Please disclose whether, if FCCG funds the purchase of Homestyle Dining LLC “from other sources,” FCCG will still contribute Ponderosa and Bonanza to Fat Brands, Inc. Please also clarify, if true, that if the company receives less than the maximum amount, the company will first reduce the repayment of related party debt down to zero, and then reduce the Homestyle Dining LLC acquisition costs down to zero, in that order. In addition, if you intend to fund the purchase of Ponderosa and Bonanza as well as the repayment of the Related Party Debt from other sources, please disclose here.

Response: The disclosure in Use of Proceeds on page 37 has been revised to provide additional responsive information.

Dividend Policy, page 39

5.	We note the disclosure that you are targeting a $0.48 per share annual dividend. Please tell us, with a view towards revised disclosure, what basis you have in your historical or expected financial performance to support this targeted dividend.

Response: The disclosure in Dividend Policy on page 39 has been revised to provide additional responsive information.

Selected Historical Combined Financial and Other Data, page 41

6.	We note your response to our prior comment 11; however, we reissue our comment. As previously requested, please revise your filing to include the disclosures required by Item 10(e)(1)(i) of Regulation S-K as system-wide sales is considered a non-GAAP financial measure. Specifically, you should provide a statement disclosing the reason(s) why management believes the presentation of the measure provides useful information to investors regarding your financial condition and results of operations; and to the extent material, a statement disclosing the additional purposes, if any, for which you use the non-GAAP financial measure.

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Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

September 27, 2017

Response: We have added this information on page 47 in a footnote following the “Other Data” tables.

7.	We note your response to prior comment 12; however, we were unable to find the footnote which states Same-store sales growth (adjusted) and Average unit volumes are calculated on a system wide basis. Please advise and revise to have the footnote should follow the tables on pages 46-47.

Response: We have added this information on page 47 in a footnote following the “Other Data” tables.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 58

Post-Offering – Taxation, Borrowings and Expenses, page 59

8.	We note your disclosure on page 59 that you expect to enter into a credit facility with a third-party lender. If known, please identify the party, and file the agreement as an exhibit. If you have not yet entered into a credit facility with a third-party lender, please tell us whether you intend to do so prior to qualification.

Response: The Company has received lending proposals and expects to enter into a credit facility with one lender following the closing of the Offering. However we have not entered into any lending agreements and are not yet ready to identify a third-party lender.

Certain Relationships and Related Party Transactions, page 104

9.	Please disclose the material terms of your agreement with FCCG regarding the contribution of Ponderosa and Bonanza and file this agreement as an exhibit to your offering statement. In addition, please disclose in your offering circular summary, if true, that the contribution of Ponderosa and Bonanza is not a condition to completing this offering.

Response: We have added additional responsive information on pages 2 and 35, and a cross-reference to page 35 is included in Certain Relationships and Related Party Transactions-The Reorganization Transactions. In addition, the Contribution Agreement covering the contribution by FCCG of the four operating subsidiaries will be filed as an exhibit to the offering statement.

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Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

September 27, 2017

Plan of Distribution, page 112

10.	Please clarify that, because you may choose when to have a closing, the funds held in escrow will be released to you at your sole discretion at any time and without regard to meeting any particular contingency. Please also disclose that, for the investments made using a BANQ online brokerage account, investors’ funds used to purchase your securities will be swept into or maintained in FDIC-insured bank accounts as part of Foliofn Investments, Inc.’s Cash Sweep program and that you will have access to such funds at each closing, which will occur at your discretion.

Response: We have added additional responsive information on page 118 under Plan of Distribution.

11.	You refer on page 115 to investors providing indications of interest and funding BANQ online brokerage accounts during the marketing period and after the offering statement has been qualified. Please clarify whether the reference to the marketing period includes the marketing that has been taking place prior to qualification or is limited to marketing that takes place after qualification.

Response: We have added additional responsive information on page 117 under Plan of Distribution.

Investment Limitations if We Do Not Obtain a Listing on a National Securities Exchange, page 114

12.	Please revise the title of the section, the last sentence of the first paragraph and elsewhere in this section to clarify that the investment limitations will apply to your offering. Please also revise your cover page accordingly. In that regard, we note that your common stock will not be listed on NASDAQ upon qualification. Refer to Rule 251(d)(2)(i)(C).

Response: The Company does not intend to commence sales until its securities have been conditionally approved for listing by NASDAQ. At that time and prior to consummating the offering, the Company plans to seek re-qualification of the Offering Statement pursuant to Rule 252(e). Although the Company does not intend to consummate the offering unless its securities will be listed on NASDAQ at closing, we have revised the disclosure on pages 116-117 to clarify that the investor eligibility requirements of Rule 251(d)(2)(i)(C) will apply to the offering until such time as the Company’s securities are accepted for listing on NASDAQ; and then only to the extent that the Company’s Form 8-A has been declared effective and the Offering Statement has been re-qualified pursuant to Rule 252(e). The cover page includes the appropriate legend.

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Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

September 27, 2017

Exhibits, page III-1

13.	Please file a specimen stock certificate.

Response: The specimen stock certificate has been filed as Exhibit 2.4

Exhibit 13.1

14.	We note that the testing the waters materials on the BANQ website include a 28 page investor presentation. Please file this presentation as an exhibit or tell us why you are not required to do so.

Response: The additional investor presentation has been filed as Exhibit 13.2, and we have also filed the transcript of a webinar presented on September 25, 2017 as Exhibit 13.3.

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We appreciate your prompt attention to this filing. Regarding our intended schedule for the offering, we plan to request qualification of the Offering Statement by Friday, September 30, 2017, or as soon thereafter as the Staff’s review is complete and we have responded to any additional comments.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your review of this filing, please advise us at your earliest convenience. Please contact Allen Sussman of Loeb & Loeb LLP by email at asussman@loeb.com or at (310) 282-2375 if you have any questions or require additional information. Thank you.

Sincerely,

FAT Brands Inc.

/s/ Andrew A. Wiederhorn
Name:	Andrew A. Wiederhorn
Title:	Chief Executive Officer

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